BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES NEWPORT BEACH	2765 Sand Hill Road Menlo Park, California 94025-7019 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEW YORK SAN FRANCISCO SEOUL SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

April 30, 2013	WRITER’S DIRECT DIAL (650) 473-2613

VIA EDGAR	WRITER’S E-MAIL ADDRESS psieben@omm.com

Mark P. Shuman, Esq.

Jan Woo, Esq.

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Overland Storage, Inc.: Registration Statement on Form S-1
Filed on March 14, 2013 (File No. 333-187241)

Dear Mr. Shuman:

On behalf of Overland Storage, Inc., a California corporation (the “Company”), set forth below are the Company’s responses to the comment letter dated April 12, 2013 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Company’s registration statement on Form S-1, filed with the Commission on March 14, 2013 (the “Registration Statement”). All capitalized terms not otherwise defined in this letter shall have the meanings ascribed to them in the Comment Letter. For your convenience, the Company has reproduced below the comments from the Staff in bold followed by the Company’s corresponding response.

The Company responds to the Comment Letter as follows:

General

1.	We note that the Note Purchase Agreement provides that the purchaser of notes, and not the company, will have the option to determine whether the applicable interest payment is payable in cash or shares of common stock if at any time the purchaser of the notes holds 20% of more of the company’s outstanding common stock. As such, the conversion terms of the note are subject to the discretion of the holder. Please provide an analysis as to why you believe that the registration of shares underlying such a note may be appropriately registered for resale.

†	In association with Tumbuan & Partners

Mark P. Shuman, Esq. and Jan Woo, Esq., April 30, 2013 - Page 2

The Company respectfully advises the Staff that the Company believes that all of the shares of common stock issuable upon conversion of the convertible promissory notes issued by the Company on February 13, 2013 (the “Notes”), including the shares issuable as payment of interest on the Notes in the event a purchaser of the Notes holds 20% or more of the Company’s outstanding common stock and such note holder elects to receive payment of interest from the Company in shares rather than cash, are registrable at this time. The shares of common stock underlying the Notes are eligible for resale at this time because the Company became contractually obligated to register the shares issuable upon conversion of the Notes at the time of sale of the Notes when the Company entered into the note purchase agreement and the related registration rights agreement with the note holders on February 12, 2013. Similarly, the shares of common stock issuable at the note holders’ discretion as payment of interest as described above are eligible for registration for resale at this time because the Company became contractually obligated to issue such shares, and the note holders purchased the right to such shares, at the time the Company entered into the note purchase agreement and the related registration rights agreement with the note holders on February 12, 2013. The note holders don’t have discretion to choose in any instance whether to receive cash or shares of common stock for all payments of interest under the Notes, but only in instances when a note holder crosses the 20% ownership threshold, which may never occur.

2.	We received your application for confidential treatment of portions of the Note Purchase Agreement. We will review the application and provide comments separately. Any such comments will need to be resolved prior to the effective date of the registration statement.

The Company notes that the Staff granted the Company’s confidential treatment request on April 24, 2013 (File No. 000-22071—CF#29307).

Information Incorporated by Reference, page 1

3.	Tell us the basis for your belief that you are eligible to incorporate information by reference. See General Instruction VII to Form S-1. Your response should address the applicability of each of the disqualifying circumstances set forth in paragraph D.1.c of General Instruction VII. Disqualification from reliance on incorporation by reference should also be considered in assessing the adequacy of your disclosure under the heading “Risk Factors”.

The Company respectfully advises the Staff that the Company believes it is eligible to incorporation information by reference into the Registration Statement because (i) the Company satisfies the requirements of paragraphs A, B, C and F of General Instruction VII to Form S-1; (ii) paragraph E of General Instruction VII to Form S-1 does not apply to the Company; and (iii) none of the disqualifying circumstances set forth in paragraph D.1.c of General Instruction VII to Form S-1 apply to the Company as further described below.

First, the Company is not, and during the past three years neither the Company nor any of its predecessors was, a blank check company as defined in Rule 419(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), or a shell company as defined in Rule 405 of the Securities Act.

Mark P. Shuman, Esq. and Jan Woo, Esq., April 30, 2013 - Page 3

Second, the Company is not, and during the past three years neither the Company nor any of its predecessors was, a registrant for an offering of penny stock as defined in Rule 3a51-1 of the Securities Exchange Act of 1934 (the “Exchange Act”). The Company’s common stock is not a penny stock as defined in Rule 3a51-1 because the Company has had average revenue of at least $6,000,000 for the last three years thereby satisfying the requirement of Rule 3a51-1(g)(2). The Company notes that Rule 3a51-1(g)(3) requires that average revenues must be demonstrated by financial statements dated less than fifteen months prior to the date of the transaction that the broker or dealer has reviewed and has a reasonable basis for believing are accurate in relation to the date of the transaction; however, as a small reporting company pursuant to Rule 12b-2 of the Exchange Act, the Company has only been required to file financial statements for the past two fiscal years with its annual report on Form 10-K. As a result, the Company’s most recent financial statements included in the Company’s annual report on Form 10-K, which was filed with the Commission on September 13, 2012 and as amended on February 13, 2013, report average revenue of at least $6,000,000 for the last two fiscal years, and together with the Company’s financial statements included in the Company’s annual report on Form 10-K filed with the Commission on September 14, 2011, report average revenue of at least $6,000,000 for the last three years in satisfaction of Rule 3a51-1(g)(2).

Finally, the Company is not registering an offering that effectuates a business combination transaction as defined in Rule 165(f)(1) of the Securities Act.

Selling Shareholders, page 8

4.	With regard to the shares of your common stock being offered by Brightwood Capital Advisors LLC, please ensure that you clearly identify the natural person or persons that have voting and dispositive powers over such shares. With regard to the shares of common stock being offered by Cyrus Opportunities Master Fund II, Ltd., CRS Master Fund, L.P., Crescent 1, L.P., and Cyrus Select Opportunities Master Fund, Ltd., it is unclear whether Stephen C. Freidheim has voting and dispositive control over these shares. Please clarify this in the registration statement.

The Company has amended the Registration Statement to identify that Sengal Selassie and Damien Dwin and have voting and dispositive power over the shares of common stock beneficially owned by Brightwood Capital Advisors LLC.

The Company has also amended the Registration Statement to clarify that Crescent 1, L.P., CRS Master Fund, L.P., Cyrus Opportunities Master Fund II, Ltd., Cyrus Select Opportunities Master Fund, Ltd. and Stephen C. Freidheim have entered into an investment management agreement with Cyrus Capital Partners, L.P. (“Cyrus”) giving Cyrus full voting and dispositive power over the shares of the Company’s common stock held by the Cyrus Group.

Mark P. Shuman, Esq. and Jan Woo, Esq., April 30, 2013 - Page 4

Undertakings, page II-7

5.	Please revise to only include the undertakings required by Item 512 of Regulation S-K that apply to the transaction you are registering in this filing. Specifically, it is unclear why you have included the undertakings relating to the Rule 430, Rule 430B and the initial distribution of securities in paragraphs (a)(4) and (a)(5) of your undertakings. Please revise or explain.

The Company has amended the Registration Statement to remove the Item 512(a)(5) and (6) undertakings under Regulation S-K.

*****

The Company understands that the Staff may have additional comments after receiving this letter. The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the amendment to the Registration Statement responds completely to all of the issues raised in the Comment Letter. If you have any questions or wish to discuss any matters with respect to this letter or amendment to the Registration Statement, please do not hesitate to contact me by telephone at (650) 473-2613 or by email at psieben@omm.com.

Sincerely,

/s/ Paul Sieben
Paul Sieben

cc:	Eric L. Kelly
Kurt L. Kalbfleisch
(Overland Storage, Inc.)